MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE YEAR ENDED
DECEMBER 31, 2024

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

Ero Copper Corp. December 31, 2024 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 6, 2025 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2024, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2024” and “Q4 2023” are to the three months ended December 31, 2024 and December 31, 2023, respectively, and all references to "Fiscal 2024" and "Fiscal 2023" are to the years ended December 31, 2024 and December 31, 2023, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future, events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 6, 2025, unless otherwise stated.

BUSINESS OVERVIEW

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), which is the 100% owner of the Company's Caraíba Operations located in the Curaçá Valley, Bahia State, Brazil and the Tucumã Operation, an open pit copper mine located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold"), which owns the Xavantina Operations, comprised of an operating gold and silver mine located in Mato Grosso, Brazil.

Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Operation, can be found on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. December 31, 2024 MD&A | Page 1

HIGHLIGHTS

Operating Highlights

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Copper (Caraíba Operations)
Ore Processed (tonnes)	719,942	900,289	812,202	3,431,294	3,231,667
Grade (% Cu)	1.30	1.20	1.59	1.14	1.49
Cu Production (tonnes)	8,566	9,920	11,760	35,444	43,857
Cu Production (lbs)	18,883,286	21,870,631	25,926,281	78,139,888	96,687,638
Cu Sold in Concentrate (tonnes)	8,420	9,970	11,429	36,557	42,595
Cu Sold in Concentrate (lbs)	18,562,541	21,980,217	25,196,731	80,593,665	93,905,643
Cu C1 Cash Cost(1)(2)	$1.85	$1.63	$1.75	$1.97	$1.80

Copper (Tucumã Operation)
Ore Processed (tonnes)	223,013	110,778	—	333,791	—
Grade (% Cu)	2.17	1.00	—	1.78	—
Cu Production (tonnes)	4,317	839	—	5,156	—
Cu Production (lbs)	9,515,937	1,850,043	—	11,365,980	—
Cu Sold in Concentrate (tonnes)	3,750	357	—	4,107	—
Cu Sold in Concentrate (lbs)	8,268,310	787,042	—	9,055,352	—

Total Copper
Cu Production (tonnes)	12,883	10,759	11,760	40,600	43,857
Cu Production (lbs)	28,399,223	23,720,674	25,926,281	89,505,868	96,687,638
Cu Sold in Concentrate (tonnes)	12,170	10,327	11,429	40,664	42,595
Cu Sold in Concentrate (lbs)	26,830,851	22,767,259	25,196,731	89,649,017	93,905,643

Gold (Xavantina Operations)
Ore Processed (tonnes)	26,120	41,761	34,416	146,161	136,002
Grade (g / tonne)	11.18	11.41	17.18	13.37	15.13
Au Production (oz)	8,936	13,485	16,867	57,210	59,222
Au Sold (oz)	11,106	14,615	18,479	60,195	57,949
Au C1 Cash Cost(1)	$744	$539	$413	$493	$422
Au AISC(1)	$1,691	$1,034	$991	$1,006	$957

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2) Copper C1 cash cost including foreign exchange hedges was $2.07 in Q4 2024 (Q4 2023 - $1.59) and $2.05 in Fiscal 2024 (Fiscal 2023 - $1.68).

Ero Copper Corp. December 31, 2024 MD&A | Page 2

Financial Highlights
($ in millions, except per share amounts)

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Revenues	$122.5	$124.8	$116.4	$470.3	$427.5
Gross profit	52.4	53.7	41.9	180.6	156.8
EBITDA(1)	(31.4)	74.5	73.7	24.8	208.7
Adjusted EBITDA(1)	59.1	62.2	50.3	216.2	183.5
Cash flow from operations	60.8	52.7	49.4	145.4	163.1
Net (loss) income	(48.9)	41.4	37.1	(67.8)	94.3
Net (loss) income attributable to owners of the Company	(48.9)	40.9	36.5	(68.5)	92.8
- Per share (basic)	(0.47)	0.40	0.37	(0.66)	0.99
- Per share (diluted)	(0.47)	0.39	0.37	(0.66)	0.98
Adjusted net income attributable to owners of the Company(1)	17.4	27.6	20.7	80.4	82.8
- Per share (basic)	0.17	0.27	0.21	0.78	0.88
- Per share (diluted)	0.17	0.27	0.21	0.78	0.87
Cash, cash equivalents, and short-term investments	50.4	20.2	111.7	50.4	111.7
Working (deficit) capital(1)	(69.9)	(60.9)	25.7	(69.9)	25.7
Available liquidity(1)	90.4	125.2	261.7	90.4	261.7
Net debt(1)	551.8	518.7	314.5	551.8	314.5

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Fourth Quarter and Full-Year 2024 Highlights
Record quarterly copper production contributed to strong cash flow from operations for the fourth quarter and full year
•The continued ramp-up of the Tucumã Operation drove record quarterly copper production of 12,883 tonnes, contributing to full-year copper production of 40,600 tonnes in concentrate.
◦Steady ramp-up progress at the Tucumã Operation resulted in quarterly and full-year production of 4,317 tonnes and 5,156 tonnes, respectively. Mining operations continue to remain ahead of schedule.
◦The Caraíba Operations produced 8,566 tonnes of copper in concentrate at C1 cash costs(1) of $1.85 per pound of copper produced during the quarter, bringing full-year production to 35,444 tonnes at C1 cash costs(1) of $1.97 per pound.
•The Xavantina Operations produced 8,936 ounces of gold during the quarter, resulting in C1 cash costs(1) and AISC(1) of $744 and $1,691, respectively, per ounce of gold produced. Full-year gold production was 57,210 ounces at C1 cash costs(1) and AISC(1) of $493 and $1,006, respectively, per ounce.

Ero Copper Corp. December 31, 2024 MD&A | Page 3

•Higher copper production partially offset the impact of lower gold production during the quarter. For the full year, improved metal prices drove operating margin expansion, helping to mitigate the impact of lower copper and gold production.
◦Cash flow from operations for the quarter and year were $60.8 million and $145.4 million, respectively.
◦Fourth quarter and full-year adjusted EBITDA(1) were $59.1 million and $216.2 million, respectively.
◦Net loss attributable to the owners of the Company for the quarter and year were of $48.9 million ($0.47 per share on a diluted basis) and $68.5 million ($0.66 per share on a diluted basis), respectively.
◦Adjusted net income attributable to the owners of the Company(1) for the quarter and year were $17.4 million ($0.17 per share on a diluted basis) and $80.4 million ($0.78 per share on a diluted basis), respectively.
•At year-end, available liquidity was $90.4 million, including $50.4 million in cash and cash equivalents, $15.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Credit Facility"), and $25.0 million of undrawn availability under the Company's copper prepayment facility. In January 2025, the Company amended its Credit Facility to enhance financial flexibility and support its larger operational footprint. The amendment, which included an increase in aggregate commitments from $150 million to $200 million, added $50 million of liquidity subsequent to year-end.

Drilling and engineering work underway on the Furnas Copper-Gold Project ("Furnas")
•The Company commenced the Phase 1 drill program in mid-October 2024, completing approximately 2,800 meters of drilling during the fourth quarter. The Company expects to complete the 28,000-meter Phase 1 drill program in mid-2025 and the majority of the 17,000-meter Phase 2 drill program by year-end 2025. These drill programs are focused on two identified high-grade zones, the NW and SE Zones, and include:
◦Infill drilling to upgrade mineral resource classifications and increase continuity within high-grade zones
◦Extensional drilling to depth, where the deposit remains open
•On October 2, 2024, the Company published an initial mineral resource estimate(2) for Furnas, confirming the potential for a large-scale, high-grade underground mine. The Company plans to advance a preliminary economic assessment on the Project for publication in H1 2026.

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2) For more information on the Furnas mineral resource estimate, please see the Company’s press release dated October 2, 2024, and the report prepared by Anderson Gonçalves Candido, FAusIMM of RPM Global Canada Limited entitled “Furnas Copper Project - Pará State, Brazil – NI 43-101 Mineral Resource Estimate Technical Report” dated November 18, 2024 with an effective date of June 30, 2024)

Ero Copper Corp. December 31, 2024 MD&A | Page 4

Subsequent Events

Amendment to the Credit Facility
In January 2025, the Company enhanced financial flexibility by amending its Credit Facility to support its larger operational footprint. Key updates to the Credit Facility include:

•An increase in aggregate commitments from $150 million to $200 million.
•An extension of the maturity date from December 2026 to December 2028.
•Improved terms, including a 25-basis point reduction to the applicable margin on drawn funds at certain leverage ratios.

Executive Succession and Leadership Structure Update
As part of the Company's ongoing leadership succession planning, key executive transitions took effect on January 1, 2025.

•David Strang, co-founder and former Chief Executive Officer, was appointed Executive Chairman of the Board, following the retirement of Noel Dunn, co-founder and Chairman.
•Makko DeFilippo, formerly President and Chief Operating Officer, was appointed President and Chief Executive Officer and joined the Company's Board.
•Gelson Batista succeeded Mr. DeFilippo as Chief Operating Officer.

In parallel, Mr. DeFilippo implemented a broader leadership reorganization in February 2024 to enhance operational stability and efficiency. The new structure consolidates leadership roles to support the Company's next phase of growth.

The executive leadership team, reporting to Mr. DeFilippo, is as follows:
•Gelson Batista, Executive Vice President & Chief Operating Officer
•Wayne Drier, Executive Vice President & Chief Financial Officer
•Courtney Lynn, Executive Vice President, External Affairs & Strategy
•Deepk Hundal, Executive Vice President, General Counsel & Corporate Secretary
•Eduardo de Come, Executive Vice President, Brazil

As part of the Company's long-term succession plan, developed in 2022, Michel (Mike) Richard, a co-founder of the Company and Chief Geological Officer, will retire at the end of March 2025. He will continue to support the Company in an advisory capacity as a member of the Furnas Technical Committee and provide ongoing guidance to the exploration team which will be led by Michael Hocking, Vice President Exploration.

Ero Copper Corp. December 31, 2024 MD&A | Page 5

REVIEW OF OPERATIONS

The Caraíba Operations

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Ore mined (tonnes)	713,980	874,937	886,271	3,274,410	3,341,121
Ore processed (tonnes)	719,942	900,289	812,202	3,431,294	3,231,667
Grade (% Cu)	1.30	1.20	1.59	1.14	1.49
Recovery (%)	91.8	91.9	91.0	90.6	91.4

Cu Production (tonnes)	8,566	9,920	11,760	35,444	43,857
Cu Production (lbs)	18,883,286	21,870,631	25,926,281	78,139,888	96,687,638

Concentrate grade (% Cu)	32.8	33.3	33.3	33.0	33.7
Concentrate sales (tonnes)	25,743	29,964	34,332	110,650	131,002
Cu Sold in concentrate (tonnes)	8,420	9,970	11,429	36,557	42,595
Cu Sold in concentrate (lbs)	18,562,541	21,980,217	25,196,731	80,593,665	93,905,643

Realized copper price	$3.82	$3.88	$3.52	$3.91	$3.64
Copper C1 cash cost	$1.85	$1.63	$1.75	$1.97	$1.80
Copper C1 cash cost including foreign exchange hedges	$2.07	$1.72	$1.59	$2.05	$1.68

The Caraíba Operations achieved quarterly copper production of 8,566 tonnes in concentrate, bringing full-year copper production to 35,444 tonnes. Lower tonnes mined and processed resulted in an 13.6% quarter-on-quarter decrease in copper production and contributed to a 13.5% increase in C1 cash costs, which averaged $1.85 per pound of copper produced for the quarter. For the full year, C1 cash costs and operating margins benefited from improved concentrate treatment and refining charges beginning in May 2024, as well as a more favorable USD to BRL exchange rate, resulting in weighted average full-year C1 cash costs of $1.97 per pound of copper produced.

Tonnes of ore mined in Q4 2024 included:
•Pilar: 363,994 tonnes grading 1.51% copper (vs. 407,884 tonnes at 1.34% copper in Q3 2024)
•Vermelhos: 269,482 tonnes grading 1.31% copper (vs. 250,365 tonnes at 1.47% copper in Q3 2024)
•Surubim: 80,504 tonnes at 0.36% copper (vs. 216,688 tonnes at 0.68% copper in Q3 2024)

For the full year, tonnes of ore mined included:
•Pilar: 1,693,479 tonnes grading 1.32% copper (vs. 1,870,330 tonnes at 1.56% copper in 2023)
•Vermelhos: 975,639 tonnes grading 1.25% copper (vs. 902,643 tonnes at 1.71% copper in 2023)
•Surubim: 605,292 tonnes at 0.62% copper (vs. 568,148 tonnes at 0.72% copper in 2023)

Ero Copper Corp. December 31, 2024 MD&A | Page 6

Contributions from the three mines resulted in total ore mined during the quarter of 713,980 tonnes grading 1.30% copper (vs. 874,937 tonnes at 1.21% copper in Q3 2024). For the full year, total ore mined was 3,274,410 tonnes grading 1.17% copper (vs. 3,341,121 tonnes at 1.46% copper in 2023).

During the quarter, the Company engaged an additional development contractor to support accelerated development rates and improved operational flexibility. Mobilization of the additional contractor is expected to be complete by the end of Q1 2025.

The Caraíba Operations are expected to produce 37,500 to 42,500 tonnes of copper in concentrate in 2025, reflecting higher mill throughput volumes compared to 2024. Production is anticipated to be lowest in Q1 2025 before increasing sequentially through year-end.

The Company's full-year copper C1 cash cost guidance is $2.15 to $2.35 per pound of copper produced. The anticipated increase in unit costs compared to 2024 is primarily driven by longer average transport distances for ore and waste, resulting from the increased depth of planned mining activities across all three mines at the Caraíba Operations.

The Tucumã Operation

	2024 - Q4	2024 - Q3	2024
Ore mined (tonnes)	1,065,108	867,315	1,932,423
Ore processed (tonnes)	223,013	110,778	333,791
Grade (% Cu)	2.17	1.00	1.78
Recovery (%)	89.1	75.7	86.6

Cu Production (tonnes)	4,317	839	5,156
Cu Production (lbs)	9,515,937	1,850,043	11,365,980

Concentrate grade (% Cu)	28.6	25.5	28.0
Concentrate sales (tonnes)	13,384	1,652	15,036
Cu Sold in concentrate (tonnes)	3,750	357	4,107
Cu Sold in concentrate (lbs)	8,268,310	787,042	9,055,352

Realized copper price	$3.48	$4.19	$3.55

Ramp-up of the Tucumã Operation continued to deliver important progress during the quarter, despite a regional power disruption in early October (please refer to the Company's press releases dated October 5, 2024 and October 16, 2024) and challenges related to the tailings filtration circuit. Metallurgical recoveries and concentrate grades continued to remain in line with design targets, while      volumes steadily increased month-over-month, driving significant improvements in both throughput and copper production during Q4 2024. Mining operations continued to progress ahead of schedule, contributing to run-of-mine stockpiles available for processing in 2025.

For the quarter, the Tucumã Operation processed 223,013 tonnes of ore producing 4,317 tonnes of copper in concentrate, bringing full-year processed volumes to 333,791 tonnes and total copper production of 5,156 tonnes in concentrate.

Ero Copper Corp. December 31, 2024 MD&A | Page 7

The Tucumã Operation is expected to produce 37,500 to 42,500 tonnes of copper in concentrate in 2025, with commercial production anticipated in H1 2025. Mill throughput and copper production are expected to be lowest in Q1 2025, increasing sequentially through year-end.

The Company's full-year copper C1 cash cost guidance is $1.05 to $1.25 per pound of copper produced. C1 cash costs for the Tucumã Operation will be reported following the achievement of commercial production.

The Xavantina Operations

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Ore mined (tonnes)	26,119	41,761	34,417	146,160	135,982
Ore processed (tonnes)	26,120	41,761	34,416	146,161	136,002
Head grade (grams per tonne Au)	11.18	11.41	17.18	13.37	15.13
Recovery (%)	92.8	92.5	88.7	92.0	89.5

Gold ounces produced (oz)	8,936	13,485	16,867	57,210	59,222
Silver ounces produced (oz)	5,654	8,168	9,907	33,927	37,674

Gold sold (oz)	11,106	14,615	18,479	60,195	57,949
Silver sold (oz)	6,426	8,523	9,618	34,503	35,655

Realized gold price(1)	$2,080	$2,382	$1,820	$2,142	$1,867
Gold C1 cash cost	$744	$539	$413	$493	$422
Gold AISC	$1,691	$1,034	$991	$1,006	$957
(1)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

The Xavantina Operations delivered quarterly gold production of 8,936 ounces, bringing full-year gold production to 57,210 ounces. Operations were temporarily halted in December to complete repairs identified during a routine inspection by Brazil's National Mining Agency, impacting fourth quarter and full-year production. Consequently, quarterly C1 cash costs and AISC were $744 and $1,691, respectively, per ounce of gold produced, bringing full-year C1 cash costs and AISC were $493 and $1,006, respectively, per ounce of gold produced.

The Xavantina Operations are expected to produce 50,000 to 60,000 ounces of gold in 2025, with mill throughput volumes projected to increase and mined and processed gold grades expected to return to long-term block model averages. The Company expects production to be weighted towards H2 2025 due to higher planned mined and processed tonnage.

The Company's full-year 2025 gold C1 cash cost guidance is $650 to $800 per ounce of gold produced. The gold AISC guidance range for 2025 is $1,400 to $1,600 per ounce of gold produced.

Ero Copper Corp. December 31, 2024 MD&A | Page 8

2025 GUIDANCE
Consolidated copper production for 2025 is expected to range between 75,000 to 85,000 tonnes. The Company remains focused on steadily increasing plant throughput and achieving commercial production at the Tucumã Operation in H1 2025. As a result, copper production is expected to increase sequentially each quarter, with Tucumã expected to contribute significantly to the full-year consolidated copper production.

At the Xavantina Operations, annual gold production is expected to remain steady at 50,000 to 60,000, with mill throughput volumes projected to increase and mined and processed gold grades expected to return to long-term block model averages.

Copper C1 cash cost guidance on a consolidated basis is $1.55 to $1.80 per pound of copper produced. This is based on C1 cash cost guidance ranges of $2.15 to $2.35 per pound for the Caraíba Operations and $1.05 to $1.25 per pound at the Tucumã Operation.

At the Xavantina Operations, the C1 cash cost guidance range of $650 to $800 per ounce of gold produced reflects a planned decrease in mined and processed gold grades. The AISC guidance range for 2025 is $1,400 to $1,600 per ounce of gold produced.

2025 Production and Cost Guidance

Consolidated Copper Production (tonnes)
Caraíba Operations	37,500 - 42,500
Tucumã Operation	37,500 - 42,500
Total Copper	75,000 - 85,000

Consolidated Copper C1 Cash Cost(1) Guidance
Caraíba Operations	$2.15 - $2.35
Tucumã Operation	$1.05 - $1.25
Consolidated Copper Operations	$1.55 - $1.80

The Xavantina Operations
Au Production (ounces)	50,000 - 60,000
Gold C1 Cash Cost(1) Guidance	$650 - $800
Gold AISC(1) Guidance	$1,400 - $1,600

Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1)     Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. December 31, 2024 MD&A | Page 9

2025 Capital Expenditure Guidance

Capital expenditures are expected to decrease to a range of $230 to $270 million, primarily due to significantly lower capital expenditures at the Tucumã Operation following the completion of construction in 2024.

Figures presented in the table below are in USD millions.

Caraíba Operations	$165 - $180
Tucumã Operation(1)	$30 - $40
Xavantina Operations	$25 - $35
Furnas Copper-Gold Project and Other Exploration	$10 - $15
Total	$230 - $270
Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1)      Excludes capitalized ramp-up costs prior to the declaration of commercial

Ero Copper Corp. December 31, 2024 MD&A | Page 10

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q4 2024 and Q4 2023. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended December 31,
	Notes	2024	2023

Revenue	1	$122,539	$116,414
Cost of sales	2	(70,164)	(74,560)
Gross profit		52,375	41,854
Expenses
General and administrative	3	(13,646)	(12,160)
Share-based compensation		7,496	(477)
Write-down of exploration and evaluation asset		(839)	—
Income before the undernoted		45,386	29,217
Finance income		690	1,989
Finance expense	4	(3,851)	(5,284)
Foreign exchange (loss) gain	5	(92,804)	24,871
Other expenses		(4,211)	(5,326)
(Loss) income before income taxes		(54,790)	45,467
Income tax recovery (expense)
Current		(6,583)	(6,833)
Deferred		12,445	(1,582)
	6	5,862	(8,415)
Net (loss) income for the period		$(48,928)	$37,052

Other comprehensive (loss) gain
Foreign currency translation (loss) gain	7	(79,146)	26,074
Comprehensive (loss) income		$(128,074)	$63,126

Net (loss) income per share attributable to owners of the Company
Basic		$(0.47)	$0.37
Diluted		$(0.47)	$0.37
Weighted average number of common shares outstanding
Basic		103,345,064	98,099,791
Diluted		103,345,064	98,482,755

Ero Copper Corp. December 31, 2024 MD&A | Page 11

Notes:

1.    Revenues from copper sales in Q4 2024 was $99.8 million (Q4 2023 - $83.2 million) on sale of 26.8 million lbs of copper (Q4 2023 - 25.2 million lbs). The increase in copper revenues was primarily attributed to 28.1 million of incremental revenue from the new Tucumã Operations, higher average realized prices, partially offset by lower quantity sold at Caraíba.

Revenues from gold sales in Q4 2024 was $22.8 million (Q4 2023 - $33.2 million) on sale of 11,106 ounces of gold (Q4 2023 - 18,479 ounces) at an average realized price of $2,080 per ounce (Q4 2023 - $1,820 per ounce). The decrease in gold revenues was attributable to a decrease in sales volume, partially offset by a higher realized gold price.

2.    Cost of sales for Q4 2024 from copper sales was $56.1 million (Q4 2023 - $60.2 million) which primarily comprised of $15.3 million (Q4 2023 - $17.8 million) in depreciation and depletion, $11.5 million (Q4 2023 - $13.7 million) in salaries and benefits, $8.8 million (Q4 2023 - $10.2 million) in materials and consumables, $9.4 million (Q4 2023 - $6.5 million) in contracted services, $7.8 million (Q4 2023 - $7.9 million) in maintenance costs, $3.1 million (Q4 2023 - $2.6 million) in sales expenses, $2.3 million (Q4 2023 - $2.7 million) in utilities, and $2.4 million decrease (Q4 2023 - $1.4 million decrease) in changes in inventories. The decrease in cost of sales in Q4 2024 as compared to Q4 2023 was primarily attributable to a 11% decrease in tonnes processed at Caraíba Operations, resulting in lower materials and consumables costs and lower depreciation and depletion, partially offset by higher contracted service costs incurred to accelerate underground mine development.

Cost of sales for Q4 2024 from gold sales was $14.0 million (Q4 2023 - $14.4 million) which primarily comprised of $4.6 million (Q4 2023 - $6.7 million) in depreciation and depletion, $2.7 million (Q4 2023 - $2.6 million) in salaries and benefits, $1.8 million (Q4 2023 - $1.6 million) in contracted services, $1.4 million (Q4 2023 - $1.7 million) in materials and consumables, $0.6 million (Q4 2023 - $0.7 million) in maintenance costs, $0.5 million (Q4 2023 - $0.6 million) in utilities, and $1.9 million increase (Q4 2023 - $0.1 million decrease) in change in inventories. The decrease in cost of sales as compared to Q4 2023 was primarily due to a decrease in gold ounces sold, resulting in lower depreciation and depletion, and lower materials and consumables costs.

3.    General and administrative expenses for Q4 2024 was primarily comprised of $8.8 million (Q4 2023 - $5.4 million) in salaries and consulting fees, $3.1 million (Q4 2023 - $2.5 million) in office and administration expenses, $0.1 million (Q4 2023 - $2.5 million) in incentive payments, $0.8 million (Q4 2023 - $0.9 million) in other costs, and $0.4 million (Q4 2023 - $0.5 million) in accounting and legal costs. The increase in general and administrative expenses was mainly attributed to severance payments and consulting fees incurred for business development opportunities.

4.    Finance expense for Q4 2024 was $3.9 million (Q4 2023 - $5.3 million) and is primarily comprised of other finance expense of $2.3 million (Q4 2023 - $3.2 million), accretion of deferred revenue of $0.6 million (Q4 2023 - $0.7 million), accretion of asset retirement obligations of $0.5 million (Q4 2023 - $0.7 million), lease interest of $0.5 million (Q4 2023 - $0.6 million), and interest on loans and borrowings of nil (Q4 2023 - $0.1 million). Interest on loans and borrowings were net of $10.3 million (Q4 2023 - $7.0 million) in borrowing costs which were capitalized to projects in progress. The overall decrease in finance expense was attributable to an increase in capitalization of borrowing costs as a result of capital expenditures on construction projects.

5.    Foreign exchange loss for Q4 2024 was $92.8 million (Q4 2023 - $24.9 million gain). This amount is primarily comprised of $72.6 million (Q4 2023 - $11.2 million gain) in foreign exchange loss on USD denominated debt at MCSA for which the functional currency is the BRL, $15.2 million (Q4 2023 - $9.9 million gain) of unrealized foreign exchange loss on derivative contracts, $5.9 million (Q4 2023 - $4.2 million gain) of realized foreign exchange loss on derivative contracts, and partially offset by other foreign exchange gains of $1.0 million (Q4 2023 - $0.4 million losses). The unrealized foreign exchange loss on USD denominated debt and on derivative contracts was a result of a 12% weakening of the BRL against the USD during the period.

6.    In Q4 2024, the Company recognized $5.9 million in income tax recovery (Q4 2023 an expense of $8.4 million). The recovery in income tax expense was primarily a result of losses before taxes as compared to income before taxes in the same quarter of the prior year.

7.    The foreign currency translation loss is a result of a fluctuation of the BRL against the USD during Q4 2024, which weakened from approximately 5.45 BRL per US dollar at the beginning of Q4 2024 to approximately 6.19 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. December 31, 2024 MD&A | Page 12

The following table provides a summary of the financial results of the Company for Fiscal 2024, 2023 and 2022. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Year ended December 31,
	Notes	2024	2023	2022

Revenue	1	$470,259	$427,480	$426,392
Cost of sales	2	(289,706)	(270,635)	(239,217)
Gross profit		180,553	156,845	187,175
Expenses
General and administrative	3	(49,598)	(52,429)	(49,459)
Share-based compensation		(9,983)	(9,218)	(7,931)
Write-down of exploration and evaluation asset	4	(12,051)	—	—
Income before the undernoted		108,921	95,198	129,785
Finance income		4,300	12,465	10,295
Finance expense	5	(17,089)	(25,822)	(33,223)
Foreign exchange (loss) gain	6	(165,008)	34,612	19,910
Other expenses		(6,565)	(4,102)	(384)
(Loss) income before income taxes		(75,441)	112,351	126,383
Income tax recovery (expense)
Current		(17,662)	(15,992)	(15,043)
Deferred		25,313	(2,055)	(8,273)
	7	7,651	(18,047)	(23,316)
Net (loss) income for the period		$(67,790)	$94,304	$103,067

Other comprehensive (loss) gain
Foreign currency translation (loss) gain	8	(165,027)	52,656	29,897
Comprehensive (loss) income		$(232,817)	$146,960	$132,964

Net (loss) income per share attributable to owners of the Company
Basic		$(0.66)	$0.99	$1.12
Diluted		$(0.66)	$0.98	$1.10
Weighted average number of common shares outstanding
Basic		103,106,305	94,111,548	90,789,925
Diluted		103,106,305	94,896,334	92,170,656

Ero Copper Corp. December 31, 2024 MD&A | Page 13

Notes:

1.    Revenues from copper sales in Fiscal 2024 amounted to $343.0 million (Fiscal 2023 - $320.6 million), reflecting the sale of 89.6 million lbs of copper compared to 93.9 million lbs of copper for Fiscal 2023. The increase in revenues was primarily due to $31.2 million of incremental revenue from the new Tucumã Operations, higher realized copper prices, partially offset by 14% lower copper sales at Caraíba.

Revenues from gold sales in Fiscal 2024 amounted to $127.3 million (Fiscal 2023 - $106.9 million), reflecting the sale of 60,195 ounces of gold at a realized price of $2,142 per ounce, compared to 57,949 ounces of gold sold at a realized price of $1,867 per ounce in Fiscal 2023. The increase in revenues was driven by both higher sales volume and improved gold prices compared to the prior year.

2.    Cost of sales for Fiscal 2024 from copper sales was $237.3 million (Fiscal 2023 - $224.2 million) which primarily consisted of $65.3 million (Fiscal 2023 - $62.0 million) in depreciation and depletion, $51.0 million (Fiscal 2023 - $51.4 million) in salaries and benefits, $37.5 million (Fiscal 2023 - $38.1 million) in materials and consumables, $35.4 million (Fiscal 2023 - $26.9 million) in contracted services, $29.5 million (Fiscal 2023 - $28.9 million) in maintenance costs, $10.2 million (Fiscal 2023 - $11.2 million) in utilities, and $9.1 million (Fiscal 2023 - $9.0 million) in sales expenses. The increase in cost of sales was primarily attributed to a 6% increase in tonnes processed, higher depreciation and depletion from an expanded depletable asset base, and increased contracted services to accelerate mine development at the Caraíba Operations.

Cost of sales for Fiscal 2024 from gold sales was $52.4 million (Fiscal 2023- $46.5 million) which primarily comprised of $20.4 million (Fiscal 2023 - $19.5 million) in depreciation and depletion, $10.3 million (Fiscal 2023 - $9.2 million) in salaries and benefits, $7.6 million (Fiscal 2023 - $6.0 million) in contracted services, $6.7 million (Fiscal 2023 - $6.2 million) in materials and consumables, $2.5 million (Fiscal 2023 - $2.1 million) in maintenance costs, and $2.3 million (Fiscal 2023 - $2.3 million) in utilities. The increase in cost of sales was mainly attributed to higher utilization of third party mining contractor to perform manual mining, as well as a 4% increase in gold sales, accompanied with higher depreciation and depletion.

3.    General and administrative expenses for Fiscal 2024 was primarily comprised of $28.7 million (Fiscal 2023 - $29.3 million) in salaries and consulting fees, $10.1 million (Fiscal 2023 - $9.0 million) in office and administrative expenses, $4.3 million (Fiscal 2023 - $6.9 million) in incentive payments, $2.9 million (Fiscal 2023 - $3.7 million) in other general and administrative expenses, and $1.9 million (Fiscal 2023 - $2.0 million) in accounting and legal fees.

4.    In Fiscal 2024, the Company recognized a write-down in exploration and evaluation assets of $12.1 million (Fiscal 2023 - nil), primarily related to the termination of the Fides option agreement.

5.    Finance expense for Fiscal 2024 was $17.1 million (Fiscal 2023 - $25.8 million) and was primarily comprised of other finance expense of $10.4 million (Fiscal 2023 - $7.3 million) primarily due to higher expected credit loss provision on a note receivable, accretion of deferred revenue of $2.5 million (Fiscal 2023 - $3.0 million), accretion of the asset retirement obligations of $2.3 million (Fiscal 2023 - $2.7 million), lease interest of $1.8 million (Fiscal 2023 - $1.5 million), and nil (Fiscal 2023 - $11.3 million) from interest on loans and borrowings (net of capitalization of borrowing costs). During Fiscal 2024, $36.5 million (Fiscal 2023 - $17.0 million) in interest was capitalized to projects in progress. The overall decrease in finance expense was primarily attributable to higher interest capitalized as a result of capital expenditures incurred on various qualifying projects, partially offset by an increased interest on new loans and borrowings.

6.    Foreign exchange loss for Fiscal 2024 was $165.0 million (Fiscal 2023 - $34.6 million gain). This amount was primarily comprised of a foreign exchange loss of $129.4 million (Fiscal 2023 - $18.7 million gain) on USD denominated debt in MCSA, for which the functional currency is the BRL. In addition, the Company recognized a foreign exchange loss on unrealized derivative contracts of $30.8 million (Fiscal 2023 - $7.6 million gain) and realized foreign exchange loss on derivative contracts of $8.2 million (Fiscal 2023 - $11.4 million gain), partially offset by other foreign exchange gains of $3.4 million (Fiscal 2023 - $3.1 million losses). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates, where the BRL weakened 19.3% against the USD during Fiscal 2024.

7.    In Fiscal 2024, the Company recognized an $7.7 million income tax recovery (Fiscal 2023 - $18.0 million expense), The change was primarily a result of a net loss before income taxes.

Ero Copper Corp. December 31, 2024 MD&A | Page 14

8.    The foreign currency translation loss is a result of fluctuations of the BRL against the USD during Fiscal 2024, which weakened from approximately 4.84 BRL per US dollar at the beginning of 2024 to approximately 6.19 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Dec. 31,(1)	Sep. 30,(2)	Jun. 30,(3)	Mar. 31,(4)	Dec. 31,(5)	Sep. 30,(6)	Jun. 30,(7)	Mar. 31,(8)
	2024	2024	2024	2024	2023	2023	2023	2023
Revenue	$122.5	$124.8	$117.1	$105.8	$116.4	$105.2	$104.9	$101.0
Cost of sales	$(70.2)	$(71.1)	$(73.8)	$(74.6)	$(74.6)	$(69.7)	$(65.5)	$(60.8)
Gross profit	$52.4	$53.7	$43.3	$31.2	$41.9	$35.5	$39.4	$40.1
Net (loss) income for period	$(48.9)	$41.4	$(53.4)	$(6.8)	$37.1	$2.8	$29.9	$24.5
(Loss) income per share attributable to owners of the Company
- Basic	$(0.47)	$0.40	$(0.52)	$(0.07)	$0.37	$0.03	$0.32	$0.26
- Diluted	$(0.47)	$0.39	$(0.52)	$(0.07)	$0.37	$0.03	$0.32	$0.26
Weighted average number of common shares outstanding
- Basic	103,345,064	103,239,881	103,082,363	102,769,444	98,099,791	93,311,434	92,685,916	92,294,045
- Diluted	103,345,064	103,973,827	103,082,363	102,769,444	98,482,755	94,009,268	93,643,447	93,218,281

Notes:

1.During Q4 2024, the Company recognized net loss of $48.9 million compared to net income of $41.4 million in the preceding quarter. The decrease in net income was primarily attributable to foreign exchange losses of $92.8 million compared to foreign exchange gains of $17.2 million in the preceding quarter, partially offset by income tax recovery of $5.9 million compared to income tax expense of $8.3 million in the preceding quarter.

2.During Q3 2024, the Company recognized net income of $41.4 million compared to net loss of $53.4 million in the preceding quarter. The increase in net income was primarily attributable to higher revenues, as well as foreign exchange gains of $17.2 million compared to foreign exchange losses of $70.5 million in the preceding quarter, as well as a $10.7 million write-down in exploration and evaluation assets recognized in the preceding quarter.

3.During Q2 2024, the Company recognized net loss of $53.4 million compared to net loss of $6.8 million in the preceding quarter. The increase in loss was primarily attributable to foreign exchange losses of $70.5 million compared to $19.0 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. In addition, during the quarter, the Company terminated the Fides option agreement, resulting in a write-down in exploration and evaluation assets of $10.7 million.

4.During Q1 2024, the Company recognized net loss of $6.8 million compared to net income of $37.1 million in the preceding quarter. The decrease in income was primarily attributable to foreign exchange losses of $19.0 million compared to foreign exchange gains of $24.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

Ero Copper Corp. December 31, 2024 MD&A | Page 15

5.During Q4 2023, the Company recognized net income of $37.1 million compared to $2.8 million in the preceding quarter. The increase was primarily attributable to foreign exchange gains of $24.9 million compared to foreign exchange losses of $13.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

6.During Q3 2023, the Company recognized net income of $2.8 million compared to $29.9 million in the preceding quarter. The decrease was primarily attributable to foreign exchange losses of $13.9 million compared to foreign exchange gain of $15.1 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

7.During Q2 2023, the Company recognized net income of $29.9 million compared to $24.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain and the recognition of an unrealized gain in copper derivative contracts.

8.During Q1 2023, the Company recognized net income of $24.5 million compared to $22.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain, a reduction in general and administrative expenses, and a reduction in finance expense. In the prior quarter, the Company recognized a $3.3 million expected credit loss provision.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2024, the Company had cash and cash equivalents of $50.4 million and available liquidity of $90.4 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents decreased by $61.3 million from December 31, 2023. The Company’s cash flows from operating, investing, and financing activities during 2024 are summarized as follows:

•Cash used in investing activities of $335.4 million, including:
◦$329.0 million of additions to mineral property, plant and equipment; and
◦$8.6 million of additions to exploration and evaluation assets;
net of:
◦$2.2 million in proceeds from interest received.
Partially offset by:
•Cash from operating activities of $145.4 million, primarily consists of:
◦$216.2 million of adjusted EBITDA (see Non-IFRS Measures);
net of:
◦$25.7 million of net change in non-cash working capital items;
◦$18.3 million of amortization of non-cash deferred revenues; and
◦$8.2 million of income taxes paid.
•Cash from financing activities of $131.2 million, primarily consists of:
◦$213.3 million of new loans and borrowings; and
◦$8.4 million of proceeds from exercise of stock options.
net of:

Ero Copper Corp. December 31, 2024 MD&A | Page 16

◦$40.0 million of principal repayments on loans and borrowings;
◦$32.2 million of interest paid on loans and borrowings; and
◦$14.2 million of lease payments.

As at December 31, 2024, the Company had working capital deficit of $69.9 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, including the capital expenditures to complete the Tucumã Project, and other initiatives, for the foreseeable future.

At December 31, 2024, the Company had available liquidity of $90.4 million, including $50.4 million in cash and cash equivalents, $15.0 million of undrawn availability under its senior secured revolving credit facility and $25.0 million of undrawn availability under its copper repayment facility until March 31, 2025.

Subsequent to December 31, 2024, the Company amended its Credit Facility to increase the limit from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. The interest rate and commitment fee on the Credit Facility were reduced to sliding scales of SOFR plus 2.00% to 4.25%, and 0.45% to 0.96%, respectively. Additionally, the total leverage ratio was replaced with net leverage ratio for purposes of determining financial covenants and interest rates.

In May 2024, to support the commencement of production and associated working capital needs at the Tucumã Project, the Company entered into a $50.0 million non-priced copper prepayment facility, structured by the Bank of Montreal and with participation by CIBC Capital Markets. This facility will be repaid over 27 equal monthly installments, beginning in October 2024, through the delivery of 272 tonnes of copper each month. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Through March 31, 2025, the Company has the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Ero Copper Corp. December 31, 2024 MD&A | Page 17

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	50,402	$111,738
Accounts receivable	18,399	5,710
Derivatives	—	11,254
Note receivable	12,009	17,413
Deposits and other assets	4,961	9,484
	$85,771	$155,599

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At December 31, 2024, PMA is in default of the agreement and the gross amount of accounts and note receivable from PMA was $20.7 million (December 31, 2023 - $25.2 million). Accordingly, the

Ero Copper Corp. December 31, 2024 MD&A | Page 18

note receivable is considered credit impaired, and the Company increased the expected credit loss provision by $8.0 million in the year ended December 31, 2024 (provision of $4.1 million for the year ended December 31, 2023). After adjusting for credit loss provision and present value discount of $13.1 million (December 31, 2023 - $7.7 million), the book value of the PMA note receivable at December 31, 2024 was $7.6 million (December 31, 2023 - $17.4 million.), of which $3.9 million (December 31, 2023 - $8.3 million) was included in other curret assets.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2024:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$602,189	$791,475	$74,251	$105,989	$611,235	$—
Accounts payable and accrued liabilities	95,120	95,120	95,120	—	—	—
Other non-current liabilities	5,825	5,825	—	4,771	666	388
Leases	17,885	19,431	11,995	6,398	1,038	—
Total	$721,019	$911,851	$181,366	$117,158	$612,939	$388

As at December 31, 2024, the Company has capital commitments, which is net of advances to suppliers, of $51.2 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has a derivative financial liability for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2024 relates to $60.0 million (December 31, 2023 – $17.2 million) in loans and borrowings of MCSA denominated in US

Ero Copper Corp. December 31, 2024 MD&A | Page 19

dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2024 on $513.6 million of intercompany loan balances (December 31, 2023 - $342.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2024 by 10% and 20%, would have decreased (increased) pre-tax net loss by $57.3 million and $114.6 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at December 31, 2024 is summarized as follows:

Purpose	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Operational costs	$390.0 million	USD/BRL	5.43	6.49	Jan 2025 - Dec 2025
Total	$390.0 million	USD/BRL	5.43	6.43	Jan 2025 - Dec 2025

The aggregate fair value of the Company's foreign exchange derivatives was a net liability of $17.9 million (December 31, 2023 - asset of $11.3 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a loss of $30.8 million for the year ended December 31, 2024 (a gain of $7.6 million for the year ended December 31, 2023), which has been recognized in foreign exchange (loss) gain.

In addition, during the year ended December 31, 2024, the Company recognized a realized loss of $8.2 million (realized gain of $11.4 million for the year ended December 31, 2023) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at December 31, 2024, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

Ero Copper Corp. December 31, 2024 MD&A | Page 20

At December 31, 2024, the Company has entered into zero-cost gold collar contracts on 2,500 ounces of gold per month from January 2025 to December 2025, representing approximately 50% of its estimated production volumes for the period. As of December 31, 2024, the fair value of these contracts was a net liability of $0.1 million (December 31, 2023 - nil). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party. At December 31, 2024, the Company does not have any outstanding copper collar contracts (December 31, 2023 - liability of $0.6 million).

During the year ended December 31, 2024, the Company recognized an unrealized gain of $0.2 million (unrealized loss of $0.1 million for the year ended December 31, 2023) and a realized loss of $2.6 million (realized loss of $1.8 million for the year ended December 31, 2023) in relation to its commodity derivatives in in other income or loss.

At December 31, 2024, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at December 31, 2024, a 10% change in the price of copper would have changed pre-tax net income (loss) $6.1 million.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at December 31, 2024, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of March 6, 2025, the Company had 103,571,507 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2024. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries, assessment of the probability of cash outflow related to legal claims and contingent liabilities, and commencement of commercial production. Certain of the Company's accounting policies, such as

Ero Copper Corp. December 31, 2024 MD&A | Page 21

derivative instruments, deferred revenue, carrying amounts of mineral properties and associated mine closure and reclamation costs, provision for mine closure and reclamation costs, income tax including tax uncertainties, expected credit losses involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource information. Changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Information regarding mineral reserves and resources is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in the determination of mineral reserves, and assumptions that are valid at the time of determination may change significantly when new information becomes available. Changes in the methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for all of its Brazilian subsidiaries is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Commencement of Commercial Production

Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgement. The criteria the Company used to make that determination for the Tucumã Operation included, amongst other things:

•the ability of the mine to produce salable product (i.e. the ability to produce metal within specifications),
•throughput of the processing plant reach a predefined percentage of design capacity over a reasonable period,
•processing plant recoveries reaching a pre-defined percentage of expected recoveries.

Ero Copper Corp. December 31, 2024 MD&A | Page 22

After evaluating the above factors, the Company concluded that the Tucumã Operation had not achieved commercial production as of December 31, 2024, and therefore, is not yet ready for its intended use.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include:

Derivative instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income.

Carrying amounts of mineral properties and associated mine closure and reclamation costs

Changes in mineral reserves and resources information could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves and resources information is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Mine closure and reclamation costs

Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense.Income taxes

Ero Copper Corp. December 31, 2024 MD&A | Page 23

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

Deferred Revenue

Judgment and estimates were required in determining the accounting for the precious metal purchase agreement ("PMPA") with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively "Royal Gold"), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the precious metal purchase agreement will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgements.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following:

a.Future gold prices were used at inception of the contract to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and
b.Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the NX Gold mine and estimated proven and probable reserves.

Expected credit loss provision

Significant estimates and assumptions are made in determining the expected credit loss provision for financial assets that are measured at amortized costs as there are numerous factors that will affect the ultimate asset receivable. These factors include exposure at default, the expected recovery, the discount rate, and the timing of expected cash flow.

Ero Copper Corp. December 31, 2024 MD&A | Page 24

CAPITAL EXPENDITURES

The following table presents capital expenditures at the Company’s operations on an accrual basis and are net of any sales and value-added taxes.

	2024	2023
Caraíba Operations
Growth	$74,321	$148,808
Sustaining	81,998	78,473
Exploration	19,420	30,408
Deposit on Projects	(10,058)	(8,523)
Total, Caraíba Operations	$165,681	$249,166

Tucumã Project
Growth	107,689	189,006
Sustaining	4,125	—
Capitalized ramp-up costs	30,800	—
Exploration	3,973	813
Deposit on Projects	(19,805)	15,687
Total, Tucumã Project	$126,782	$205,506

Xavantina Operations
Growth	6,198	2,944
Sustaining	13,193	16,251
Exploration	5,289	8,546
Deposit on Projects	(55)	(174)
Total, Xavantina Operations	$24,625	$27,567

Corporate and Other
Sustaining	112	933
Exploration	7,725	6,325
Deposit on Projects	10	4
Total, Corporate and Other	$7,847	$7,262

Consolidated
Growth	188,208	340,758
Sustaining	99,428	95,657
Capitalized ramp-up costs	30,800	—
Exploration	36,407	46,092
Deposit on Projects	(29,908)	6,994
Total, Consolidated Capital Expenditures	$324,935	$489,501

Ero Copper Corp. December 31, 2024 MD&A | Page 25

	2024	2023
Total, Consolidated Capital Expenditures	$324,935	$489,501
Add (less):
Additions to exploration and evaluation assets	(8,629)	(13,475)
Additions to right-of-use assets	18,012	20,019
Capitalized depreciation	592	959
Realized foreign exchange (loss) gain on capital expenditure hedges	(2,306)	—
Total, additions per Mineral Properties, Plant and Equipment note	$332,604	$497,004

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Copper C1 Cash Cost and Copper C1 Cash Cost including Foreign Exchange Hedges

Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges are non-IFRS performance measures used by the Company to manage and evaluate the performance of its copper mining operations.

Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits, incentive payments and certain tax credits associated with sales invoiced to the Company's Brazilian customer.

Copper C1 cash cost including foreign exchange hedges is calculated as C1 cash costs, adjusted for realized gains or losses from its operational foreign exchange hedges, divided by total pounds of copper produced during the period. Although the Company does not apply hedge accounting in its consolidated financial statements and recognizes these contracts at fair value through profit or loss, the Company believes it appropriate to present cash costs including the impact of realized gains and losses as these contracts were entered into to mitigate the impact of changes in exchange rates.

Ero Copper Corp. December 31, 2024 MD&A | Page 26

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Cost of production	$33,685	$40,149	$39,790	$158,006	$153,187
Add (less):
Transportation costs & other	1,149	1,283	1,853	4,967	6,539
Treatment, refining, and other	2,934	3,170	7,332	15,332	28,323
By-product credits	(5,163)	(6,584)	(3,394)	(17,618)	(12,930)
Incentive payments	1,127	(1,138)	(1,693)	(2,384)	(5,668)
Net change in inventory	927	(1,220)	1,434	(4,654)	4,407
Foreign exchange translation and other	168	3	20	185	(149)
C1 cash costs(1)	34,827	35,663	45,342	153,834	173,709
(Gain) loss on foreign exchange hedges	4,166	1,965	(4,185)	5,901	(11,417)
C1 cash costs including foreign exchange hedges	$38,993	$37,628	$41,157	$159,735	$162,292

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Costs
Mining	$24,906	$26,529	$26,646	$104,572	$102,908
Processing	6,580	7,069	8,177	28,753	30,736
Indirect	5,570	5,479	6,581	22,795	24,672
Production costs	37,056	39,077	41,404	156,120	158,316
By-product credits	(5,163)	(6,584)	(3,394)	(17,618)	(12,930)
Treatment, refining and other	2,934	3,170	7,332	15,332	28,323
C1 cash costs(1)	34,827	35,663	45,342	153,834	173,709
(Gain) loss on foreign exchange hedges	4,166	$1,965	$(4,185)	5,901	(11,417)
C1 cash costs including foreign exchange hedges	$38,993	$37,628	$41,157	$159,735	$162,292

(1)     Copper C1 cash costs for 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of December 31, 2024.

Ero Copper Corp. December 31, 2024 MD&A | Page 27

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Costs per pound
Total copper produced (lbs, 000)	18,883	21,871	25,926	78,140	96,688

Mining	$1.32	$1.22	$1.03	$1.34	$1.06
Processing	$0.35	$0.32	$0.32	$0.37	$0.32
Indirect	$0.29	$0.25	$0.25	$0.29	$0.26
By-product credits	$(0.27)	$(0.30)	$(0.13)	$(0.23)	$(0.13)
Treatment, refining and other	$0.16	$0.14	$0.28	$0.20	$0.29
Copper C1 cash costs(1)	$1.85	$1.63	$1.75	$1.97	$1.80
Loss (gain) on foreign exchange hedges	$0.22	$0.09	$(0.16)	$0.08	$(0.12)
Copper C1 cash costs including foreign exchange hedges	$2.07	$1.72	$1.59	$2.05	$1.68

(1)     Copper C1 cash costs for 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of December 31, 2024.

Realized Copper Price

Realized copper price is a non-IFRS ratio which is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on realized copper sales in each reporting period.

The following table provides a calculation of realized copper price and a reconciliation to copper segment.

Reconciliation:	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Copper revenue(1)	$71,673	$87,305	$83,237	$311,777	$320,603
less: by-product credits	(5,163)	(6,584)	(3,394)	(17,618)	(12,930)
Net copper revenue	66,510	80,721	79,843	294,159	307,673
add: treatment, refining and other	2,934	3,170	7,332	15,332	28,323
add: royalty taxes	1,391	1,489	1,501	5,667	6,049
Gross copper revenue	70,835	85,380	88,676	315,158	342,045
Total copper sold in concentrate (lbs, 000)	18,563	21,980	25,197	80,594	93,906
Realized copper price(2)	$3.82	$3.88	$3.52	$3.91	$3.64

(1) Copper revenue includes provisional price and volume adjustments
(2) Realized Copper Price for 2024 does not include Tucumã Operation's results, as commercial production has not been achieved as of December 31, 2024.

Ero Copper Corp. December 31, 2024 MD&A | Page 28

Gold C1 Cash Cost and Gold AISC

Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Cost of production	$9,000	$6,220	$7,122	$30,055	$25,209
Add (less):
Incentive payments	(434)	(378)	(386)	(1,481)	(1,424)
Net change in inventory	(1,914)	1,378	65	(594)	862
By-product credits	(189)	(232)	(248)	(869)	(827)
Smelting and refining	62	79	113	328	353
Foreign exchange translation and other	125	203	296	775	806
C1 cash costs	$6,650	$7,270	$6,962	$28,214	$24,979
Site general and administrative	1,576	1,321	1,492	5,600	5,366
Accretion of mine closure and rehabilitation provision	78	82	111	340	439
Sustaining capital expenditure	4,597	2,784	5,499	13,288	16,300
Sustaining lease payments	1,681	1,801	1,861	7,512	7,093
Royalties and production taxes	526	686	785	2,584	2,487
AISC	$15,108	$13,944	$16,710	$57,538	$56,664

Ero Copper Corp. December 31, 2024 MD&A | Page 29

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Costs
Mining	$3,325	$3,852	$3,430	$14,702	$12,154
Processing	2,162	2,419	2,315	9,117	8,433
Indirect	1,290	1,152	1,352	4,936	4,866
Production costs	6,777	7,423	7,097	28,755	25,453
Smelting and refining costs	62	79	113	328	353
By-product credits	(189)	(232)	(248)	(869)	(827)
C1 cash costs	$6,650	$7,270	$6,962	$28,214	$24,979
Site general and administrative	1,576	1,321	1,492	5,600	5,366
Accretion of mine closure and rehabilitation provision	78	82	111	340	439
Sustaining capital expenditure	4,597	2,784	5,499	13,288	16,300
Sustaining leases	1,681	1,801	1,861	7,512	7,093
Royalties and production taxes	526	686	785	2,584	2,487
AISC	$15,108	$13,944	$16,710	$57,538	$56,664

Costs per ounce
Total gold produced (ounces)	8,936	13,485	16,867	57,210	59,222

Mining	$372	$286	$203	$257	$205
Processing	$242	$179	$137	$159	$142
Indirect	$144	$85	$80	$86	$82
Smelting and refining	$7	$6	$7	$6	$6
By-product credits	$(21)	$(17)	$(14)	$(15)	$(13)
Gold C1 cash cost	$744	$539	$413	$493	$422
Gold AISC	$1,691	$1,034	$991	$1,006	$957

Ero Copper Corp. December 31, 2024 MD&A | Page 30

Realized Gold Price

Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
NX Gold revenue	$22,786	$34,433	$33,176	$127,303	$106,877
less: by-product credits	(189)	(232)	(248)	(869)	(827)
Gold revenue, net	$22,597	$34,201	$32,928	$126,434	$106,050
add: smelting, refining, and other charges	507	619	713	2,492	2,165

Gold revenue, gross	$23,104	$34,820	$33,641	$128,926	$108,215
Spot (cash)	$21,069	$25,718	$28,205	$103,091	$85,724
Stream (cash)	$1,788	$2,047	$1,613	$7,525	$5,409
Stream (amortization of deferred revenue)(1)	$247	$7,055	$3,823	$18,310	$17,082

Total gold ounces sold	11,106	14,615	18,479	60,195	57,949
Spot	7,770	10,425	14,332	44,278	43,944
Stream	3,336	4,190	4,147	15,917	14,005

Realized gold price (per ounce)	$2,080	$2,382	$1,820	$2,142	$1,867
Spot	$2,712	$2,467	$1,968	$2,328	$1,951
Stream (cash + amortization of deferred revenue)(1)	$610	$2,172	$1,311	$1,623	$1,606
Cash (spot cash + stream cash)	$2,058	$1,900	$1,614	$1,838	$1,573

(1) Amortization of deferred revenue during the three months and year ended December 31, 2024 is net of $4.2 million and $3.0 million, respectively, (three months and year ended December 31, 2023 - $1.9 million and $2.5 million, respectively) related to change in estimate attributed to advances received and change in life-of-mine production estimates.

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes.

Ero Copper Corp. December 31, 2024 MD&A | Page 31

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Net (Loss) Income	$(48,928)	$41,367	$37,052	$(67,790)	$94,304
Adjustments:
Finance expense	3,851	4,039	5,284	17,089	25,822
Finance income	(690)	(781)	(1,989)	(4,300)	(12,465)
Income tax (recovery) expense	(5,862)	8,331	8,415	(7,651)	18,047
Amortization and depreciation	20,265	21,555	24,980	87,410	83,024
EBITDA	$(31,364)	$74,511	$73,742	$24,758	$208,732
Foreign exchange loss (gain)	92,804	(17,246)	(24,871)	165,008	(34,612)
Share based compensation	(7,496)	4,859	477	9,983	9,218
Change in rehabilitation and closure provision(1)	4,609	—	—	4,609	—
Write-down of exploration and evaluation asset	839	467	—	12,051	—
Unrealized (gain) loss on commodity derivatives	(250)	(360)	955	(238)	115
Adjusted EBITDA	$59,142	$62,231	$50,303	$216,171	$183,453

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

Ero Copper Corp. December 31, 2024 MD&A | Page 32

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Net (loss) income as reported attributable to the owners of the Company	$(48,944)	$40,857	$36,549	$(68,475)	$92,804
Adjustments:
Share based compensation	(7,496)	4,859	477	9,983	9,218
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	66,971	(11,860)	(10,308)	114,885	(15,296)
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	15,182	(9,807)	(9,852)	30,685	(7,552)
Change in rehabilitation and closure provision(1)	4,591	—	—	4,591	—
Write-down of exploration and evaluation asset	836	465	—	12,046	—
Unrealized (gain) loss on commodity derivatives	(243)	(367)	951	(240)	115
Tax effect on the above adjustments	(13,459)	3,431	2,932	(23,060)	3,472
Adjusted net income attributable to owners of the Company	$17,438	$27,578	$20,749	$80,415	$82,761

Weighted average number of common shares
Basic	103,345,064	103,239,881	98,099,791	103,106,305	94,111,548
Diluted	103,877,690	103,973,827	98,482,755	103,713,563	94,896,334

Adjusted EPS
Basic	$0.17	$0.27	$0.21	$0.78	$0.88
Diluted	$0.17	$0.27	$0.21	$0.78	$0.87

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

Net Debt

Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s consolidated financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

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	December 31, 2024	September 30, 2024	December 31, 2023
Current portion of loans and borrowings	$45,893	$39,383	$20,381
Long-term portion of loans and borrowings	556,296	499,527	405,852
Less:
Cash and cash equivalents	(50,402)	(20,229)	(111,738)
Short-term investments	—	—	—
Net debt (cash)	$551,787	$518,681	$314,495

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2024	September 30, 2024	December 31, 2023
Current assets	$141,790	$126,808	$199,487
Less: Current liabilities	(211,706)	(187,708)	(173,800)
Working (deficit) capital	$(69,916)	$(60,900)	$25,687

Cash and cash equivalents	50,402	20,229	111,738
Available undrawn revolving credit facilities(1)	15,000	80,000	150,000
Available undrawn prepayment facilities(2)	25,000	25,000	—
Available liquidity	$90,402	$125,229	$261,738

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.
(2) In May 2024, the Company entered into a $50.0 million non-priced copper prepayment facility arrangement. Through March 31, 2025, the Company has the option to increase the size of the facility from $50.0 million to $75.0 million.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As required by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, the Company’s management, including the CEO and CFO, has evaluated the design and operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2024.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the year ended December 31, 2024.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina”, dated May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 (the “Xavantina Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

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The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the Company's plans for the Furnas Project; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the duration of the ramp-up process and timing of commercial production at the Tucumã Operation; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Operation; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future

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currency exchange rates; expected concentrate treatment and refining charges; gold by-product credits and USD to BRL exchange rate; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Operation being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive.

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Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.
Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

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ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

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